Exhibit 99.4

[KVO Letterhead]

January 30, 2009

Board of Directors

Kana Software, Inc.

181 Constitution Drive

Menlo Park, California 94025

Dear Members of the Board of Directors of Kana Software, Inc.:

In our original filing on Schedule 13D in November 2008, we recommended that Kana Software, Inc. (“Kana” or the “Company”) immediately slash expenses to ensure sustainable positive cash flow on a quarterly basis, substantially modify its rights plan (a 4.9% poison pill), and pursue the sale of the Company.  Since our filing, the Company has neither announced the expense cuts we consider necessary for Kana to become a viable enterprise, nor announced its intention to commence the sale of the Company.  In fact, the only public action taken by the Board of Directors has been to further entrench itself and management by extending the duration of the 4.9% poison pill and amending the Company’s bylaws relative to the removal of directors.

Our Concerns Relative to Dilutive Financings

Kana has an uninterrupted 12 year history of negative operating cash flow and operating losses.  The table below summarizes the prior four years operating cash flow and net proceeds from the issuance of stock and warrants, based upon information reported by the Company in its filings with the SEC:

	Operating Cash Flow(1)	Net proceeds from Stock/Warrant Issuance(1)
2008 (through September 30, 2008)	$(2.2)	—
2007	$(8.4)	$10.4
2006	$(1.7)	$2.9
2005	$(16.3)	$6.3
Totals	$(28.6)	$19.6

(1) In millions.

As demonstrated above, Kana has continued to cover its negative cash flow with the repeated issuance of shares rather than the necessary operational changes and expense cuts.

Over the past six months, the Company has represented both publicly on conference calls and in private statements to the undersigned that it will not seek to raise more equity capital. If Kana breaks this vow and moves to raise equity capital, we believe it would be a serious breach of the Board of Directors’ fiduciary duties to its shareholders in light of the alternatives available to the Company.

NOLs as a Pretext for Director Entrenchment

We are very troubled by the Board’s recent action to extend for three years the 4.9% poison pill purportedly to preserve net operating losses (NOLs). When implemented in January of 2006, the Board stated that it believed the Company’s net operating losses were a substantial asset of Kana. Yet pursuant to its own accounting policies and as demonstrated in the Company’s financial statements, Kana has ascribed no value to its NOLs because the Company itself believes that the likelihood this deferred tax asset will be recovered from future income is, in ever-clear accounting speak, “not more likely than not.” The plain English translation: you have no realistic belief that the Company will realize the benefit of the NOLs.

The paradox between the Board’s stated basis for the 4.9% poison pill and the zero valuation of that deferred tax asset is inexplicable and raises serious questions as to the directors’ real motives behind the existence and recent extension of the pill. The effect of a 4.9% NOL poison pill, when coupled with one director’s beneficial ownership of nearly 20% of the Company, is to provide job security to a Board of Directors and management team that has failed to achieve even a modicum of financial success.

We have a mounting concern that the Board’s actual intentions may revolve around a strategy aimed at turning the Company into a so-called “NOL shell” by selling off Kana’s assets and using the corporate shell as a special purpose acquisition company (commonly known as a SPAC). Such a transaction would be highly speculative and wholly-unrelated to Kana’s existing business purpose. Moreover, it would not serve to permit shareholders to realize the full value of the Company as it exists today. Were it pursued, such course of action would appear no less than a misguided, self-interested effort by the members of the Board of Directors and management to avoid being held accountable by shareholders for their dismal record in managing the Company’s existing business.

Conclusion

As an 8.1% holder in Kana, we want to be clear that we have not invested in the Company based upon any confidence in the failed strategies of the CEO and Board of Directors. Our investment is based upon our belief that the shares of Kana common stock are undervalued in relation to what could be realized either in the sale of the Company or under management that understood the immediate need to control costs. We believe Kana shares are trading at a significant discount to their potential value as a result of poor management execution, the Board’s failed history of leadership, concern that the Board will conduct yet another dilutive capital raise, and continued ongoing efforts to entrench the Board and management through the extension of the 4.9% pill and bylaw amendments.

We would like to remind the Board of Directors of the Company that their obligation is to the shareholders. We plan to monitor closely the continued activities of the Board and management and will hold both directly accountable for decisions made. We strongly reiterate our position from November 2008 that the Company retain an investment banker immediately and initiate an auction for the sale of the Company and that the Board and management make material changes to the Company’s expense structure to ensure sustainable positive cash flow.

Sincerely,

Robert Ashton
KVO Capital Management, LLC